UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Acer Therapeutics Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

0444P108

(CUSIP Number)

Stefan Fischer

TVM Capital

Ottostrasse 4

80333 Munich, Germany

(49) 89998992-48

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0444P108

1.	Names of Reporting Persons. TVM Life Science Ventures VI L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 248,756
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 248,756

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 248,756
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 0444P108

1.	Names of Reporting Persons. TVM Life Science Ventures VI GmbH & Co. KG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 725,844
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 725,844

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 725,844
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 0444P108

1.	Names of Reporting Persons. TVM Life Science Ventures Management VI L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 974,601
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 974,601

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 974,601
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 0444P108

1.	Names of Reporting Persons. TVM Life Science Innovation I L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Candada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,697,709
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,697,709

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,697,709
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 0444P108

1.	Names of Reporting Persons. TVM Life Science Innovation I (GP) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,697,709
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,697,709

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,697,709
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 0444P108

1.	Names of Reporting Persons. Hubert Birner
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 974,601
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 974,601

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 974,601
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.2%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 0444P108

1.	Names of Reporting Persons. Stefan Fischer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 974,601
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 974,601

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 974,601
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.2%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 0444P108

1.	Names of Reporting Persons. Gailina J. Liew
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,697,709
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,697,709

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,697,709
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 0444P108

1.	Names of Reporting Persons. Luc Marengere
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,697,709
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,697,709

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,697,709
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 0444P108

1.	Names of Reporting Persons. Anthony Gausi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,697,709
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,697,709

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,697,709
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 0444P108

1.	Names of Reporting Persons. Gary Leatt
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,697,709
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,697,709

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,697,709
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

This Amendment No. 2 (this “Amendment) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on February 16, 2018 by the Reporting Persons (as amended from time to time, the “Schedule 13D”), relating to their beneficial ownership of shares of Common Stock of Acer Therapeutics Inc. (the “Issuer”). Except to the extent set forth in this Amendment, all material information disclosed in the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This statement relates to the common stock, $0.0001 par value (the “Common Stock”) of the Issuer having its principal executive office at One Gateway Center, Suite 356, 300 Washington Street, Newton, Massachussets 02458.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

(a)	This statement is being filed by:

i.	TVM Life Science Innovation I L.P., a Canadian limited partnership organizd under the laws of Quebec (“TVM I”);

ii.	TVM Life Science Innovation I (GP) Limited, a private limited liability company organized under the laws of Jersey (“TVM I GP”), the general partner of TVM I;

iii.	Hubert Birner (“Mr. Birner”) and Stefan Fischer (“Mr. Fischer”) (each a “TVM VI Manager”, and collectively the “TVM VI Managers”) are the members of the investment committee of TVM VI Management; and

iv.

Luc Marengère (“Mr. Marengère”), Anthony Gausi (“Mr. Gausi”), Gailina J. Liew (“Ms. Liew”) and Gary Leatt (“Mr. Leatt”) (each a “Manager”, and collectively the “Managers”), are the members of the investment committee of TVM I GP.

(b)	The address of the principal business office of TVM I and TVM I GP is 204, Rue Notre-Dame Ouest, Bureau 350, Montreal A8 H2Y 1T3, Canada.

(c)

The principal business of TVM I is to invest in and assist life science growth-oriented businesses. The princicpal business of TVM I GP is to act as the general partner of TVM I. The principal business of each of the Managers is to act as members of the investment committee of TVM I GP and for a number of affiliated parnerships with similar businesses. The principal business of the TVM VI Managers is to act as members of the investment committees of TVM VI Management and for a number of affiliated partnerships with similar businesses.

(d)-(e) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Interest in Securities of the Issuer

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Each of TVM VI Cayman, TVM VI German and TVM I acquired the TVM VI Cayman Shares, TVM VI German Shares and TVM I Shares, as applicable, for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, TVM VI Cayman, TVM VI German, TVM I and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registed national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)

TVM VI Cayman is the record owner of 248,757 shares of the Issuer’s Common Stock (the “TVM VI Cayman Shares”). As the managing limited partner of TVM VI Cayman, TVM VI Management may be deemed to own beneficially the TVM VI Cayman Shares. As the members of the investment committee of TVM VI Management, each of the TVM VI Managers may be deemed to own beneficially the TVM VI Cayman Shares.

TVM VI German is the record owner of 725,844 shares of the Issuer’s Common Stock (the “TVM VI German Shares”). As the managing limited partner of TVM VI German, TVM VI Management may be deemed to own beneficially the TVM VI German Shares. As the members of the investment committee of TVM VI Management, each of the TVM VI Managers may be deemed to own beneficially the TVM VI German Shares.

TVM I is the record owner of 1,697,709 shares of the Issuer’s Common Stock (the “TVM I Shares”). As the general partner of TVM I, TVM I GP may be deemed to own beneficially the TVM I Shares. As the members of the investment committee of TVM I GP, each of the Managers may be deemed to own beneficially the TVM I Shares.

By virtue of their relationship as affiliated entities, whose controlling entities have the same individual controlling persons, each of TVM VI Cayman, TVM VI German and TVM I may be deemed to share the power to direct the disposition and vote of the TVM VI Cayman Shares, the TVM VI German Shares and the TVM I Shares (collectively, the “Total TVM Shares”).

Each Reporting Person disclaims beneficial ownership of the Total TVM Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover page. Such percentage was calculated based on 21,086,534 shares of Common Stock outstanding as of March 21, 2023, as reported in the Issuer’s prospectus supplement filed with the SEC on March 23, 2023, and gives effect to 2,335,000 additional shares of Common Stock to be issued and outstanding as of March 24, 2023, immediately following the close of an offering by the Issuer, as reported by the Issuer in their prospectus supplement filed with the SEC on March 23, 2023.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of the cover pages;

(ii)	shared power to vote or to direct the vote: See line 8 of the cover pages;

(iii)	sole power to dispose or to direct the disposition: See line 9 of the cover pages; and

(iv)	shared power to dispose or to direct the disposition: See line 10 of the cover pages.

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

(e)

Reshentha Beeby has ceased to be a member of the investment committee of TVM I GP and Helmut Schühsler has ceased to be a member of the investment committees of TVM I GP and TVM VI Management and each are no longer listed as Reporting Persons on the Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2023

TVM LIFE SCIENCE VENTURES VI L.P.

By: TVM LIFE SCIENCE VENTURES MANAGEMENT, VI L.P.,

its Managing Limited Partner

By:	/s/ Stefan Fischer
Name:	Stefan Fischer
Title:	Director

TVM LIFE SCIENCE VENTURES VI GMBG & CO. KG

By: TVM LIFE SCIENCE VENTURES MANAGEMENT VI L.P.,

its Manging Limited Partner

By:	/s/ Stefan Fischer
Name:	Stefan Fischer
Title:	Director

TVM LIFE SCIENCE VENTURES MANAGEMENT VI L.P.

By:	/s/ Stefan Fischer
Name:	Stefan Fischer
Title:	Director

TVM LIFE SCIENCE INNOVATION I, L.P.

By: TVM LIFE SCIENCE INNOVATION I (GP) LIMITED.,

its General Partner

By:	/s/ Stefan Fischer
Name:	Stefan Fischer
Title:	Director

TVM LIFE SCIENCE INNOVATION I (GP) LIMITED

By:	/s/ Stefan Fischer
Name:	Stefan Fischer
Title:	Director

/s/ *
Hubert Birner

/s/ Stefan Fischer
Stefan Fischer

/s/ Luc Marengere
Luc Marengere

/s/ Gailina J. Liew
Gailina J. Liew

/s/ Anthony Gausi
Anthony Gausi

/s/ Gary Leatt
Gary Leatt

*/s/ Stefan Fischer
Stefan Fischer
As attorney-in-fact

This Amendment No. 2 to Schedule 13D was executed by Stefan Fischer on behalf of Hubert Birner pursuant to a previously filed Power of Attorney.